UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      June 14, 2006

Mr. T. Michael Love, Chief Financial Officer
National Coal Corp.
8915 George Williams Road
Knoxville, Tennessee 37923




      Re:	National Coal Corp.
		Registration Statement on Form S-3
      Filed May 15, 2006
		File No. 333-134147

		Registration Statement on Form S-4
      Filed May 15, 2006
		File No. 333-134146

Dear Mr. Love:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form S-3 filed May 15, 2006

General

1. Confirm that the warrants are in fact outstanding. We note that you recently filed proxy materials to solicit shareholder approval for the issuance of the warrants.

2. We note your disclosure on the cover page of the prospectus that the registration statement relates to the offer and sale of shares of your common stock, which are initially issuable upon the exercise of the warrants. However, it appears that the registration statement should relate to the resale of such shares. Please advise or revise.

Selling Securityholders, page 13

3. We note that you do not identify all of the selling shareholders and include all information about them as required by Item 507 of Regulation S-K. Please confirm that you are eligible to omit such information under Rule 430B and Form S-3.

4. Expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling securityholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Plan of Distribution, page 15

5. We note that the selling securityholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Where You Can Find More Information, page 28

6. Revise to incorporate by reference Form 10-QSB for the period ended
March 31, 2006.

Undertakings, page 31

7. Please revise to conform to Item 512(a) of Regulation S-K, as amended.



Form S-4 filed May 15, 2006

8. Please revise to include the required interim financial statements.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3685 with any other questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	VIA FACSIMILE
      Daniel Horwood
      Mayer, Brown, Rowe & Maw LLP
      312-706-8461
Mr. T. Michael Love
National Coal Corp.
June 14, 2006
Page 4